DB Commodity Index Menu

Index Evolution – From Enhanced Beta to Alpha


Asset Allocation
Sector Allocation
Rolling Mechanism
Target Volatility
Enhanced Indices
Long / Short
Market Neutral
Mean Reversion Plus: Dynamic Allocation using Mean Reversion aimed at minimizing the drawdown during bearish cycles while capturing the upside in bullish cycles (DBLCI-MR Plus)
Mean Reversion: Allocates into different commodities according to how cheap or expensive they trade with respect to their mean and in relation to each other (DBLCI-MR)
Optimum Yield: Rolls into the futures contract within the next 13 month in which roll return is maximized
DB Boosters: Optimum Yield mechanism applied to benchmark indices (DB Booster Index – DJ-AIG and SPGSCI)
Tempo: Volatility control mechanism applied to commodities indices. Technology can be applied to any commodities index as a strategy
Mean Reversion Enhanced: Mean Reversion technology for commodity allocation and Optimum Yield futures contract rolling methodology on 12 commodities with minimum diversification constraints (DBLCI-MR Enhanced)
Long / Short Mean Reversion Enhanced : Mean Reversion technology for commodity allocation, Optimum Yield futures contract selection, dynamic Asset Allocation to determine exposure, long or short, to commodities as an asset class (DB Commodity Trends)
Harvest: Market neutral strategy, Returns driven by out performance from OY rolling mechanism (DB Commodity Harvest)
Tempo Harvest: 3.5% and 10% volatility target overlay to DB Commodity Harvest (DB Commodity Harvest 3.5 & 10)

Registration Statement No. 333-137902
Dated January 23, 2009; Filed pursuant to Rule 433
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in the offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-311-4409.

DB Commodity Index Menu



Traditional Beta Indices	Total Return	Volatility**	Excess Return*	Sharpe Ratio #	Launch Date
DBLCI ™	15.0%	23.2%	11.4%	49.1%	Feb-03
S&P GSCI ™ +	7.3%	24.3%	3.9%	16.2%	1991
DJAIG ™ &	7.6%	16.6%	4.2%	25.2%	1999
Enhanced Beta Indices					
DBLCI-MR ™	16.2%	18.4%	11.4%	62.0%	Feb-03
DBLCI-MR ™ Plus	16.1%	14.3%	12.5%	87.2%	Jul-07
DBLCI-MR ™ Enhanced	14.7%	15.5%	11.1%	71.7%	Jul-08
DBLCI-OY	17.9%	19.8%	14.2%	71.5%	May-06
DB Commodity Booster - S&P GSCI ™	12.5%	20.6%	12.5%	60.8%	Dec-07
DB Commodity Booster - DJAIG ™	14.5%	14.8%	10.9%	73.7%	Dec-07
Long/Short Commodity Indices					
DB Commodity Trends	14.6%	11.9%	11.0%	92.4%	Jul-08
Market Neutral Alpha Indices					
DB Commodity Harvest Index	9.0%	3.5%	5.5%	156.9%	Dec-07
DB Commodity Harvest - 10% TV	20.7%	10.8%	16.9%	156.5%	Aug-08
DB Commodity Harvest - 3.5% TV	9.3%	3.8%	5.9%	153.4%	Aug-08
Other asset classes					
SPTR (S&P 500 Total Return)	-1.4%	20.7%	-3.0%	-14.7%	1957
USGATR (US Govt. All Total Return)	6.4%	5.1%	3.0%	58.1%	

Commodities are speculative and highly volatile and the risk of loss of trading in commodities can be substantial. An investment linked to a DBLCI index involves a number of risks, including the risk that the index's strategy may not be successful, and its return, if any, will be dependent on, among other things, the performance of the relevant index during the term of the investment and the terms and conditions of that investment. An index's performance is unpredictable, and past performance is not indicative of future performance. We give no representation or warranty on the future performance of any index or investment.

Deutsche Bank AG and its affiliates do not provide legal, tax, or accounting advice, and we are not acting in any way as an advisory or in a fiduciary capacity. Prospective investors should consider an investment linked to a DBLCI index only after careful consideration of the risks, consultation with their legal, tax, accounting, and other advisors as to the suitability of the investment in light of their own particular financial, tax and other circumstances, and review and consideration of any documents that we provide to you in connection with any offering.

www.db.com Deutsche Bank

Data from January 1999 to 31 December 2008
Index Levels for dates prior to launch date for the respective index are calculated using the respective index methodology and historical futures prices.
** annualized volatility of the daily lognormal returns
# calculated as a quotient of excess return and the volatility

+ S&P GSCI Index is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Deutsche Bank AG. Any securities offered or may be offered in the future by Deutsche Bank are not sponsored, endorsed, sold or promoted by Standard and Poor's and Standard and Poor's does not many any representation regarding the advisability on investing in any such Securities. The GSCI or any sub-indices or variants are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. Further details can be found by contacting your Deutsche Bank AG representative

& "Dow Jones," "AIG®" "Dow Jones-AIG Commodity Index℠", and "DJ-AIGCI℠" are service marks of Dow Jones & Company, Inc. and American International Group, Inc. ("American International Group"), as the case may be, and have been licensed for use for certain purposes by Deutsche Bank AG London Branch. This document is not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. ("AIGI"), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in these indices or securities linked these indices as may be outlined in this document